UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 6, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hoku Scientific, Inc.

File No. 0-51458 - CF#23781

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Hoku Scientific, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on June 15, 2009.

Based on representations by Hoku Scientific, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.97	through December 31, 2012
Exhibit 10.98	through August 7, 2012
Exhibit 10.99	through February 27, 2019
Exhibit 10.100	through July 24, 2018
Exhibit 10.101	through May 13, 2018
Exhibit 10.102	through August 8, 2012
Exhibit 10.103	through September 4, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel